Exhibit 99.1

Uranium Royalty Acquires Existing Royalty on Cameco’s Advanced Stage Millennium and Cree Extension Uranium Projects

DESIGNATED NEWS RELEASE

Vancouver, British Columbia, Canada, October 28, 2024 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce that it acquired an existing royalty on the Millennium and Cree Extension Uranium Projects in Saskatchewan, Canada (the “Projects”) from a third-party industrial gas company for total cash consideration of $6 million.

Highlights:

●	The acquired royalty is a net profit interest (NPI) of 10% on an approximate 20.6955% participating interest in the Projects. The royalty becomes payable after recovery of all qualifying preproduction expenditures incurred after the establishment of the royalty.

●	The Millennium Project hosts an Indicated Mineral Resource of 75.9 million pounds U3O8 at an average grade of 2.39% U3O8 and an Inferred Resource of 29.0 Mlbs U3O8 at an average grade of 3.19% U3O8, which places it among the largest undeveloped uranium projects globally. (1)

●	Cameco Corporation Inc. (“Cameco”), the operator of the Projects, submitted an Environmental Impact Statement (“EIS”) application in 2009 for the project, anticipated to produce 150,000 to 200,000 tonnes of ore per year with a submitted potential mine life of 10 years.(2)

●	The acquisition of the royalty on these two Projects provides URC exposure to approximately 12,800 hectares of ground in the highly prospective Athabasca Basin, with well-respected operators, and in one of the top mining jurisdictions in the world.

Note 1: Resource estimates are on a 100% basis and have been summarized from Cameco’s Annual Information Form for the year ended December 31, 2023.
Note 2: Based on information contained on Cameco’s website.

Scott Melbye, Chief Executive Officer of URC stated: “We are very excited to acquire this significant royalty on the Millennium and Cree Extension Projects. Cameco has previously completed substantial development work on the Millennium project and it remains one of the largest undeveloped projects in Cameco’s portfolio. It represents an important potential contributor to the future global production pipeline. The transaction is another example of our ability to leverage the URC team’s experience and networks to source and execute accretive uranium royalty transactions.”

The Millennium Project

The Millennium Project is an advanced stage, conventional uranium project located 36 km northwest of Cameco’s Key Lake Mill in Saskatchewan, Canada. The project is a joint venture between Cameco and Japan Canada Uranium (“JCU”). Cameco’s equity share is stated at 69.9% and Cameco is the operator of the project. Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. JCU is a Canadian exploration company with a focus on Saskatchewan’s Athabasca Basin, jointly owned by Uranium Energy Corp. and Denison Mines Corp. (“Denison”).

Cameco has disclosed that the Millennium Project hosts estimated resources of 1.4 million tonnes at an average grade of 2.39% U3O8 for a total of 75.9 million pounds U3O8 in the indicated category and 0.4 million tons at an average grade of 3.19% U3O8 for a total of 29.0 Mlbs U3O8 in the inferred category. These estimates are on reported on a 100% basis.

Cameco has disclosed that it submitted a draft EIS submission for the project in 2009, which submission included anticipated production of 150,000 to 200,000 tonnes of ore per year with a submitted potential mine life of 10 years. Cameco chose to pull the EIS application on May 15, 2014, due to market conditions at the time.

Alberta
Saskatchewan
Manitoba
Cameco
Cameco/Joint Venture Exploration Project
Cameco/Joint Venture Prospect/Deposit
Cameco Operation
ATHABASCA BASIN
Millennium Deposit
Rabbit Lake Operation (C&M)
Cigar Lake Mine
McArthur River Mine/
Key Lake Mill

Figure 1 - Location of the Millennium deposit – Source: Cameco Corporation website

The Cree Extension Project

The Cree Extension Project is an Exploration stage project located 36 km northwest of Cameco’s Key Lake Mill. The project is a joint venture among Cameco, Orano Canada Inc., and JCU. The land is located west of Denison’s Wheeler River project and southwest of Cameco’s McArthur River project.

The Millennium and Cree Extension Royalty

The royalty is a 10% NPI on an approximate 20.6955% participating interest in the Projects, which participating interest was previously transferred to the existing owners in 1992. As a profit-based NPI interest, the acquired royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs.

About Uranium Royalty Corp.

Uranium Royalty Corp. is the world’s only publicly traded uranium-focused royalty and streaming company. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact:	Corporate Office:
Scott Melbye – Chief Executive Officer	1188 West Georgia Street, Suite 1830,
Email: smelbye@uraniumroyalty.com	Vancouver, BC, V6E 4A2
Phone: 604.396.8222
Investor Relations:
Toll Free: 1.855.396.8222
Email: info@uraniumroyalty.com
Website: www.UraniumRoyalty.com

Note on Technical Disclosure

Darcy Hirsekorn, the Company’s Chief Technical Officer, has supervised the preparation of and reviewed the technical information contained in this presentation. He holds a B.Sc. in Geology from the University of Saskatchewan, is a qualified person as defined in National Instrument 43-101 and is registered as a professional geoscientist in Saskatchewan.

Unless otherwise indicated, the scientific and technical information herein regarding the Millennium Project has been derived from Cameco’s website at www.cameco.com and its Annual Information Form for the year ended December 31, 2023, a copy of which is available under its profile on SEDAR+.

As a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to U.S. domestic issuers Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking information” and “forward looking statements”, as defined under applicable securities laws, including those regarding the disclosed expectations of the operator of the Projects, including expectations regarding the Projects and the Company’s business plans. Forward-looking information includes statements that address or discuss activities, events, or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties, and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.